Exhibit 21.01
SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of ACI Worldwide, Inc., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2025:

ACI Payments, Inc.	Delaware
Applied Communications Holding GmbH	Germany
ACI Worldwide Solutions Private Limited	India
Applied Communications GPC Limited	Ireland
Applied Communications (Ireland) Limited	Ireland
ACI Worldwide (Mexico) S.A. de C.V.	Mexico
ACI Worldwide Corp.	Nebraska
ACI Worldwide B.V.	Netherlands
Applied Communications Inc. U.K. Holding Limited	United Kingdom
ACI Worldwide (EMEA) Limited	United Kingdom